CHRISTOPHER D. MENCONI
Of Counsel
202.739.5896
cmenconi@morganlewis.com


VIA EDGAR CORRESPONDENCE


October 7, 2009


Dominic Minore, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: The Advisors' Inner Circle Fund (the "Trust") Registration Statement on Form N-14 (File No. 333-161612) (the "Registration Statement")
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Dear Mr. Minore,

This letter responds to comments raised by the Staff during a telephone conversation on September 23, 2009 concerning the Trust's Registration Statement on Form N-14 filed on August 28, 2009, which relates to the proposed reorganization of the Philadelphia Fund, Inc. into the WHG LargeCap Value Fund, a series of the Trust. Each of the Staff's comments and our responses are set forth below. Unless otherwise noted, capitalized terms have the same meaning as contained in the Registration Statement.

     1. Comment: In WMC's letter to shareholders, delete the last sentence in the second paragraph. Alternatively, revise the disclosure to indicate that the WHG LargeCap Value Fund has a shorter performance history than the Philadelphia Fund, Inc. and clarify how "exceeding client expectations" relates to the WHG LargeCap Value Fund.

            Response: We have deleted the above referenced sentence.

     2. Comment: Regarding the WHG LargeCap Value Fund Fact Sheet that follows WMC's letter: a) supplementally explain to the Staff the basis for the inclusion of the Fact Sheet following WMC's letter; b) confirm whether the performance information in the Fact Sheet is consistent with SEC prescribed standards; and c) remove the reference to the "Related Performance of the Adviser."

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October 7, 2009
Page 2

            Response: The Fact Sheet has been included in the filing as, and its presentation is appropriate as, additional solicitation material. Moreover, because the Fact Sheet is accompanied by the WHG LargeCap Value Fund prospectus, it should be viewed as supplemental sales literature. We have confirmed that the performance data shown in the Fact Sheet has been calculated in accordance with SEC prescribed standards. The two-year, three-year and since inception figures are average annual returns. We have revised the footnote to the performance table to indicate that the figures for such periods are average annual total returns and not "annualized" returns. We have also confirmed that the 1-month, 3-month, year-to-date and one-year performance figures represent actual performance for the period, and are not annualized. Finally, we have deleted the reference to the "Related Performance of the Adviser."

     3. Comment: In the Questions and Answers ("Q&A") section, please substitute the word "significant" with the word "material," which the Staff views as the appropriate standard. This comment specifically relates to the following questions and answers: "Are There Any Significant Differences Between the Investment Objective and Policies of the Acquired Fund and the Acquiring Fund?" and "Are There Any Significant Differences in the Annual Fund Operating Expenses of the Acquired Fund and the Acquiring Fund?"

            Response: We have made the requested changes.

     4. Comment: In the Q&A, in response to the question "Are There Any Significant Differences in the Annual Fund Operating Expenses of the Acquired Fund and the Acquiring Fund?", please revise the disclosure to state that WMC has agreed to waive fees and reimburse expenses so that the Acquiring Fund's annual fund operating expenses do not exceed 1.00%, or 1.01% when including Acquired Fund Fees and Expenses. Please make conforming changes throughout the Registration Statement. Please also file an expense limitation agreement as an exhibit to the Registration Statement memorializing the specific terms of the arrangement that will be in effect after the Reorganization.

            Response: We have made the requested change to the Q&A. We have not made changes in other parts of the Registration Statement concerning the 1.00% expense limitation because the annual fund operating expenses table and footnote, as well as the section on "Investment Advisory Fees," fully disclose that the 1.00% expense limitation excludes Acquired Fund Fees and Expenses. We will file the expense limitation agreement as an exhibit to the Registration Statement.

     5. Comment: Disclose in the Q&A, in response to the question "What Are the Costs and Federal Tax Implications to Shareholders in connection with the Proposed Reorganization?," the approximate total and per share amount, as a of a recent date,


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October 7, 2009
Page 3


         of distributions to shareholders (i.e. capital gains) resulting from the disposal of certain portfolio securities to restructure the Acquired Fund's portfolio to align it with the Acquiring Fund's portfolio prior to the Reorganization.

            Response: We have made the requested disclosure.

     6. Comment: In the Q&A, in response to the question "What Impact Will the Transaction have on the Philadelphia Fund's Investing Programs?", confirm to the Staff whether Program Participants will be entitled to make additional purchases of Institutional Shares of the Acquiring Fund at net asset value indefinitely or only for a certain period of time. If the latter, please disclose the time period for which Program Participants may make additional purchases of Institutional Shares of the Acquiring Fund at net asset value.

            Response: We confirm that Program Participants will be entitled to make additional purchases of Institutional Shares of the Acquiring Fund at net asset value indefinitely.

     7. Comment: On page 3 of the Prospectus/Proxy Statement, in the footnotes to the "Annual Fund Operating Expenses" table, expand footnote 5 to include the terms of the expense limitation agreement (i.e., exclusion of certain fees and WMC's ability to recapture) as is done in footnote 4.

            Response: We have made the requested change.

     8. Comment: On page 3 of the Prospectus/Proxy Statement, the "Annual Fund Operating Expenses" table discloses that WMC waived/reimbursed 0.41% of the Acquiring Fund fees during the last fiscal year. The table indicates that the anticipated waiver/reimbursement for the Acquiring Fund after the Reorganization will be 0.11%. Please disclose that the anticipated difference in the amount that WMC will be obligated to waive/reimburse as a result of the Reorganization is a benefit to WMC.

            Response: We have made the requested disclosure on pages 32-33 under the section "Investment Advisory Fees." We have also made the requested disclosure in the Q&A section of the Prospectus/Proxy Statement.

      9. Comment: On page 6 of the Prospectus/Proxy Statement, disclose, if necessary, whether the Acquiring Fund may invest in leveraged ETFs and, if so, the risks associated with such investments.

            Response: The Acquiring Fund does not invest in leveraged ETFs. Hence, no disclosure has been added.

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October 7, 2009
Page 4

     10. Comment: On page 7 of the Prospectus/Proxy Statement, clarify what "fewer protections afforded to investors in MLPs," means and whether these fewer protections flow through to fund shareholders.

            Response: We have made the requested change.

     11. Comment: With respect to the transaction between WMC and BFC, describe the terms of the consideration being paid to BFC.

            Response: We have revised the disclosure to describe the terms of the consideration under the section "Agreement between Westwood Management Corporation and Baxter Financial Corporation."

     12. Comment: On page 9 of the Prospectus/Proxy Statement, in connection with the disclosure related to Section 15(f) of the Investment Company Act of 1940 (the "Act"), please confirm to the Staff that no brokerage business will be directed to the Acquired Fund's affiliates.

            Response: We confirm that no brokerage business will be directed to the Acquired Fund's affiliates.

     13. Comment: On page 13 of the Prospectus/Proxy Statement, please confirm to the Staff that the section "Description of the Agreement and Plan of Reorganization" discusses the material terms of the Agreement and Plan of Reorganization. If not, revise accordingly. Revise the disclosure in the last paragraph to indicate that the description describes the Plan's material terms and is not merely a "brief summary."

            Response: We confirm that the section "Description of the Agreement and Plan of Reorganization" discusses the material terms of the Agreement and Plan of Reorganization. We have made the requested disclosure.

     14. Comment: Please provide additional information to the Staff about the circumstances surrounding Section 8.6 of the Agreement and Plan of Reorganization.

            Response: We provided the Staff with additional information on
            Section 8.6 of the Agreement and Plan of Reorganization in a telephone conversation on October 1, 2009.


                             * * * * * * * * * * * *

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement;
(ii) SEC staff comments or changes

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October 7, 2009
Page 5


to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact me with any questions or comments at 202.739.5896.




Sincerely,



/s/ Christopher D. Menconi
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Christopher D. Menconi